SPECIAL MEETING OF SHAREHOLDERS
On March 19, 2009, a Special
Meeting of Shareholders for
the Fund was held to consider
the following proposal. The
results of the proposal are
indicated below.
Proposal 1  To consider and
act upon a new investment advisory
agreement with
Evergreen Investment Management
Company, LLC:
Net assets voted For $2,797,049,804
Net assets voted Against $ 86,724,348
Net assets voted Abstain $ 180,463,938